SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), in addition to the market announcement dated October 27, 2016, hereby informs its shareholders and the market in general that ANEEL, through Order 084 dated January 13, 2017, determined that Eletrobras, as manager of Federal Funds, should return to the Energy Development Account ("CDE") and Global Reversion Reserve ("RGR") the historical amount of R$ 604,239,121.14 (Six hundred and four million, two hundred and thirty-nine thousand, one hundred and twenty-one reais and fourteen cents), due to overpayment of the 1st tranche of the indemnities provided by Provisional Measure No. 579, of September 11, 2012, converted into Law No. 12,783, of January 11, 2013, made to electric energy concessionaires.

This amount shall be adjusted in accordance with the Interministerial Ordinance No. 580/MME/MF, dated November 1, 2012, from the date of these payments were made until the date of the payments. The refund must be made in 6 (six) equal monthly installments, from July 1, 2017.

Regarding the amounts owed by Eletrobras Companies, as announced to the market released on October 27, 2016, Eletrobras has already provisioned approximately R$ 501 million (five hundred and one million), in historical values.

The concessionaires that received the overpayment should pay Eletrobras, including Eletrobras Companies, in order to refund the resources to the CDE and RGR funds, pursuant to Aneel Order 084 of January 13, 2017.

Rio de Janeiro, January 17, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.